05010797

82-4299

Registration No. Bor Mor Jor 340

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Ref : CSD 062/2005

August 23, 2005

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re : Italian-Thai Development Public Company Limited
Information Furnished Pursuant to Rule12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen :

We are submitting this letter and the enclosed documents listed in Annex A to supplement the submission of documents pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934. The enclosed documents should bring file on the Company up to date.

PROCESSED
AUG 30 2005
THOMSON
FINANCIAL

Very truly yours,

Mr. Chatichai Chutima
Vice President (Finance Division)

Enclosures

E-Mail : cccs@italian-thai.co.th

Annex A

1. Financial Statement as of June 30, 2005

2. The Report of material events field with the Stock Exchange of Thailand (" SET ") from May – August 2005

82-4299

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22/08/2005 09:14

ITD : The investment in Nawarat Patanakarn Public Company Limited

Translation

Italian-thai Development Public Company Limited ("The Company") would like to notify information of the resolution of BOD' meeting no. 2/8/2005 date August 19,2005 to approve the Investment in Nawarat Patanakarn Public Company Limited ("NWR ") , the details as follows:

1.Nawarat Patanakarn Public Company Limited

Nawarat Patanakarn Public Company Limited (NWR) is a listed construction company of the Stock Exchange of Thailand which is under a business reorganization plan. On 5 July 2005, the central bankruptcy court approved the amended plan, summarized as follows.

1.1 Write-off of retained loss and decrease of NWR's capital by decreasing the par value from Ten Baht to Two Baht per share;

1.2 Split the par value from Two Baht to One Baht per share to appropriately reflect the par value of the NWR shares;

1.3 Increase of capital by issuing an aggregate of 1,820,534,990 new shares and offering them to the existing shareholders in the proportion of five new shares for one existing share with the offer price of One Baht per share, totaling 1,820,534,990 Baht;

NWR shall receive additional funds of at least 829 million Baht from the increase of capital by offering shares for sale to the existing shareholders or private placement investors (in the case where there are shares remaining from the offering for sale of shares to the existing shareholders). If it is deemed that the procurement of additional funds is successful, 300 million new ordinary shares will be then offered to the private placement investors, and the warrants will be subsequently issued to the specific executives and staff.

1.4 Increase of capital by issuing and offering an aggregate of 300 million new shares to the private placement investors with the offer price of One Baht per share, totaling 300 million Baht; and

1.5 Issuance of warrants to purchase ordinary shares of NWR in an approximate number of 265 million units to specific executives and staff.

2.Investment Plan

According to the business reorganization plan of NWR, ITD will invest in the increase of capital by issuing and offering an aggregate of not exceeding 300 million new shares to the private placement investors with the offer price of One Baht per share. Additionally, ITD will invest in NWR only if the following conditions are fulfilled.

- NWR shall receive additional funds of at least 829 million Baht from the increase of capital by offering shares for sale to the existing shareholders or private placement investors (in the case where there are shares

- ITD shall get financing support from Bank.

3.Rationale for Investment

1. To be ITD's strategic sub-contractor

2. To provide additional resources for mega and other projects.

4. Investment Amount

150 million Baht

5. Source of Fund

from internal working capital and loan from Bank.

6. Transaction Date

within August 31, 2005

Regarding investment in NWR on this occasion, the Company has considered the transaction size in accordance with the Stock Exchange of Thailand Notification, Re: Rules, Procedures and Disclosure Regarding Acquisition or Disposal of Assets of Listed Companies and found that it is lower than 15 percent. Therefore, the said transaction is not deemed as a transaction requiring a report disclosing a decision made under the said Notification.

The said transaction with NWR is not regarded as a related transaction under the Stock Exchange of Thailand Notification, Re: Disclosure of Information and Operation of Listed Companies Regarding Related Transactions B.E. 2546 (2003).

Please be informed accordingly.

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16/08/2005 13:39

ITD : Operating Result quarter 2/2548

Translation

With reference to the Company's Financial Statements for the period ending 30th June 2005 submitted to the SET dated 15th August 2005.

The Company wishes to advise the SET that the operating results of the Company for three-month period of the second quarter of 2005 show a net profit of 252.07 million Baht. This constitutes a change of more than 20 percent from the results for the same period in 2004. The main reasons for this result are the decrease of share of profit from investments accounted for under equity method of the Company's subsidiaries and joint ventures in construction services in Taiwan, business of foundation and piling work services, and some joint ventures under Suvarnabhumi Airport projects. Moreover, the Company's interest expenses also increased from financing construction projects.

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15/08/2005 19:18

ITD : Reviewed Quarter 2 and Consolidated F/S (F45-3)

(Reviewed Quarter-2 and Consolidated F/S (F45-3))
Report: Reviewed Quarterly Financial Statements

Name ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

	Reviewed Ending 30 June (In thousands)			
	Quarter 2		For 6 Months	
Year	2005	2004	2005	2004
Net profit (loss)	252,065	340,517	527,032	618,868
EPS (baht)	0.06000	0.09000	0.13000	0.17000

Type of report:
Qualified Opinion with an emphasis of matters

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ____________________________
(Mrs.Nijaporn Charanachitta)
Position Senior Executive Vice President

Authorized to sign on behalf of the company

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01/08/2005 08:43

ITD : Signed contract with King Power International Co.,Ltd.

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on July 5, 2005 the Company signed a contract with King Power International Co., Ltd. to proceed with the construction of main buildings of King Power Complex, Sri Ayudhaya Road, Bangkok.

The details of the contract are as follows:-

Description of works: Structural work, architectural work, sanitary and fire protection system, and landscape for main buildings are as follows:-

- Office building 10 stories with total area 30,016 m2
- Duty free mall building 5 stories with total area 54,088 m2
- Hotel building 24 stories with total area 68,406 m2

Contract value : Bt 1,720 M (including VAT)

The period of work : 728 days

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26/07/2005 08:53

ITD : Signed Contracts

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that during July 2005 the Company signed 3 contracts as follows:

Name of Project	Client	Price (including VAT)	Signing date	Period of work
1.The Construction of Underground Duct Bank and Manhole with the Construction of an Overpass at Km. 8. Ramindra Road Project.	The Metropolitan Electricity Authority	Bt 42.00 M	July 20, 2005	8 months
2.The Construction of Water Environmental Improvement Project, Vietnam	N.E.S Joint Venture	JPY 900.00 M1 (Equivalent to Bt 336.76 M 2)	July 6, 2005	1,078 days
3. The Construction of Restaurant Building and Bored Piles & Diaphragm Wall for the Tower, Amari Orchid Hotel Project, Chonburi Province	Amari Co.,Ltd.	Bt 81.67 M	July 4, 2005	283 days

The details of the contract works are as follows:-

1.The Construction of Underground Duct Bank and Manhole with the Construction of an Overpass at Km. 8. Ramindra Road Project.

Description of works: Underground Duct Bank and Manhole

2.The Construction of Water Environmental Improvement Project, Vietnam.

Description of works: Construction of manholes and collection pipes by the pipe jacking method:

- Construction of sheet pile pits, 25 units, for jacking and receiving collection pipes. After pipe jacking is finished the inside of sheet pile pits will be constructed as concrete manholes.
- Installation of gravity flow sewer collection pipes by pipe jacking method from upstream to downstream (Pumping station).

Pipe sizes: 900 mm. - 2,200 mm with a total length of 5,258m.

3.The Construction of Restaurant Building and Bored Piles & Diaphragm Wall for the Tower, Amari Orchid Hotel Project, Chonburi Province.

Description of works: 1.Construct Restaurant Building
2.Construct Bored Piles & Diaphragm
wall for the Tower.

Remarks:1.Since the value of the contract is
foreign currency, there is no Value Added Tax (VAT).
2.Calculating the value of the contract by using
the exchange rate as of July 6, 2005.

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25/07/2005 13:17

ITD : Report on the use if Company's Capital Increase

Translation

Subject: Report on the use of Company's Capital Increase

Italian-Thai Development Public Company Limited would like to inform SET on the use of Company's capital increase through the Public Offering of new share capital of 455,000,000 shares with a price per share of Baht 9.80, in total amounting to Baht 4,459 million and with the Public Offering open for acceptance during the period January 17-19, 2005.

As of June 30, 2005 the Company used the capital increase as follows:

Description	Expected Use of Capital Increase (Million Baht)	Actual Used Up to June 30, 2005 (Million Baht)	Balance As of June 30, 2005 (Million Baht)
1.Construction a cement plant and investment in Nam Theun 2 hydroelectric power project	2,300	1,474	826
2.Repay a portion of outstanding loan facilities	1,400	1,400	0
3.Working capital requirements and for general corporate purposes	759	759	0
Total	4,459	3,633	826

Please be informed accordingly.

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15/07/2005 18:29

ITD : To inform of Director' s resignation

Translation

Subject: To inform of Director's resignation

ITD is pleased to inform SET that the resignation of Prof.Dr. Mingsarn Kaosa-ard from being an Independent Director and Audit Committee Member of Italian-Thai Development Public Company Limited beginning from July 31, 2005 onwards.

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05/07/2005 08:11

ITD : Signed Contract 3 projects

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that during May - June 2005 the Company signed 3 contracts as follows:

Name of Project	Client	Price (Baht) (includingVAT)
1. The Construction of J.J. Mall Project	J.J. Mall Co., Ltd.	372.36 M

Signing date : June 30, 2005
Period of work : 1 year

2. The Construction of 10 Flats	Department of Corrections	254 M

Signing date : June 29, 2005
Period of work :600 days

3. The Construction of Ao Po Jetty, Phuket Province	Marine Department of Thailand	125.60 M

Signing date : May 19,2005
Period of work : 17 months

The detail of the contract works are as follows:-

1.The Construction of J.J. Mall Project.

Description of works: Construction of Structural Work for a 7 storey Mall Building and Car Park.

2.The Construction of 10 Flats

Description of works: Reinforce concrete structure and architectural works for 10 flats including sanitary work, electrical work, drainage and road.

3.The Construction of Ao Po Jetty, Phuket Province.
Description of works:
1. Driving 226 Concrete Spun Piles
2. Driving 8 Steel Pipe Piles
3. Concrete Jetty Structure 5,000 m2
4. Electrical & Plumbing Systems

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28/06/2005 08:45

ITD : Notification of Additional Informaiton

Translation

Subject Notification of Additional Information Regarding the Explosives Detectors Purchase Problem

Reference Letter of SEC no. 1241/2548
Date June 20, 2005

The SEC has informed Italian-thai Development Public Company Limited ("the Company") to declare the additional information of two issues regarding the Explosives Detectors purchase problem as follow;

1) How much did the Company or ITO Joint Venture paid for this works?
The Company would like to declare that the ITO Joint Venture has paid the Patriot in accordance with the conditions of contract and the work progress from the 1st Interim Payment, April 2004, to the 6th Interim Payment, September 2004, in amount of Bt 720 million which include Advance Payment 10% of contract value, equivalent to Bt 200 million and work progress amount Bt 520 million.
How ever, after deduction the Retention and tax, the ITO Joint Venture paid totally Bt 644 million. Since September 2004, there are no any payments from the ITO Joint Venture to the Patriot at all.

2) How will the Company or ITO Joint Venture be affected if they have to abort the contracts with the Patriot Business Consultant Co., Ltd., ("Patriot"), such as damage from the money has paid and accusing?
For the money amount Bt 644 million which the ITO Joint Venture has paid the Patriot, the ITO Joint Venture has hold the bank guarantee of Advance Payment, 10% of contracts value, issued by the Patriot and the Performance Bond, 10% of contracts value, issued by the Invision Technology Co. Ltd. ("Invision"). The total guarantee is Bt 400 million.
In case the ITO Joint Venture has to terminate the contracts with the Patriot, the ITO Joint Venture anticipate that the Patriot is able to return the money amount Bt 644 million, which the ITO Joint Venture has paid the Patriot, because if plus the Bt 400 million of total 2 guarantees, which the ITO Joint Venture has hold, with the bank deposit, asset, and cash on hand of the Patriot, it is able to cover the said total money which the Patriot have to return the ITO Joint Venture.
For the damage from accusing; this problem cause of the GE Invision ("GEI"), the manufacturer is not able to send the Explosives Detectors to the Patriot in time and then affect to the ITO Joint Venture and the New Bangkok International Airport Company Limited ("NBIA"). Therefore, in case the NBIA decide to directly purchase the explosives detectors from the GEI or purchase from the new manufacturer, the conditions of contract between the ITO Joint Venture and the Patriot do not give the Patriot a chance to accuse.

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27/05/2005 18:42

ITD : Signed Contracts

Translation
Italian-Thai Development Public Company Limited is pleased to inform SET that during May 2005 the Company signed 2 contracts as follows:

Name of Project	Client
1.The Production of Limestone and Hauling to Mae Moh Power Plant for Flue Gas Desulfurization, Lampang province.	The Electricity Generating Authority of Thailand

Price (Baht) (includingVAT) : 744.72 M
Signing date : May 20, 2005
Period of work : May 20, 2005 - Sep 30, 2014

Name of Project	Client
2. The Construction of a 2 storey Building of The Rama 9 Golden Jubilee Temple, Bangkok	The Rama 9 Golden Jubilee Temple

Price (Baht) (includingVAT) : 13.24 M
Signing date : May 12, 2005
Period of work : 10 Months

The details of each works are as follows:-

1. The Production of Limestone and Hauling to Mae Moh Power Plant for Flue Gas Desulfurization.
Description of the works: 1.Rock Drilling and Blasting, Breaking and Screening, Excavating and Hauling to the Crushing Plant, crushing size less than 10 mm and supply to Mae Moh Power Plant.
2. Screening Rock with size more than 60 cm and Hauling to EGAT's Crushing Plant or Stock Yard.

2.The Construction of a 2 storey building of The Rama 9 Golden Jubilee Temple, Bangkok
Description of works: Construction of reinforce concrete building (2 - storey), installation of electrical and water work system, demolishing existing Building (2 units)

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24/05/2005 08:38

ITD : Notification of Additional Information

Translation

Subject : Notification of Additional Information
Regarding the Explosives Detectors Purchase Problem

Reference : Letter of SEC no. 888/2548 Date May 3,2005

Italian-thai Development Public Company Limited (the "Company") would like to notify the following additional information regarding the explosives detectors purchase problem :

According to the Supplementary Agreement-1 ("SA-1"). ITO Joint Venture has to completely install the explosives detectors within September 28, 2005. If the installation is delayed and causes delay to the works under the main contract of the Main Terminal Building ("MTB"), and not able to prove that the delay is not the Joint Venture's default, ITO Joint Venture may has to pay the Liquidated Damages in amount of Baht 2.5 million/day in accordance with the conditions of MTB Contract and the Company will be responsible for 40% of such total Liquidated Damages, equivalent to Baht 1 million/day, in proportion to the Company's portion of its share holding in ITO Joint Venture.

At present, the New Bangkok International Airport Company Limited ("NBIA"), the Client, still has not come up with the specific solution for this problem. However, the Company found out from the media that the Government is considering the following options :-

1) To directly purchase the explosives detectors from the selected manufacturer if they are able to regain the image of Thailand. In this case, there are two possible actions :-
1.1) NBIA directly purchase the explosives detectors from the selected manufacturer instead of purchasing through ITO Joint Venture. This action requires the deletion of the explosives detectors supply portion from the scope of work in SA-1.
1.2) NBIA directly purchase the explosives detectors from the selected manufacturer but leave ITO Joint Venture to pay the manufacturer for the equipments and undertakes all the other works under the SA-1.

2) Subject to no conflict with the regulation and contract allow, abort the purchasing of explosives detectors from the selected manufacturer and purchase from other manufacturer for use in the work under the SA-1. The consequence, if NBIA proceed with any of the above action,

- Choice 1.1) : NBIA directly purchases the explosives detectors from the selected manufacturer instead of purchasing through ITO Joint Venture. This will decrease the value of the SA-1 works at the amount of the value of explosives detectors only. The result is a decrease in the income and expense of this portion without affect the profit from this work because the value of this equipment in SA-1 is set as if ITO Joint Venture pass the equipments from the manufacturer to NBIA.
- Choice 1.2) : NBIA directly purchase the explosives detectors from the selected manufacturer and ITO Joint Venture pay the manufacturer for the equipment and maintain all responsibilities in SA-1. This will not affect any of the income, expense, and profit.
- Choice 2) : Purchases the explosives detectors from other manufacturer. This may affect the time for supply, modification to the building structure and other equipment to match with the new type of explosives detectors, all of which may result in a completion delay and the SA-1 conditions

has to be amended accordingly.

This delay is beyond ITO Joint Venture control (Force Majeure) and may prevent ITO Joint Venture from achieving the contract key date. It is expected that NBIA will reasonably grant ITO Joint Venture the Extension of Time.

The Company anticipates that any of the above actions will not seriously affect the ITO Joint Venture and ITO Joint Venture will use our best endeavors to speed up the work upon being informed of the resolution to complete this work with the minimum of disruption to the Project.

Pleased be informed accordingly

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ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
REVIEW REPORT AND INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED 30 JUNE 2005

ERNST & YOUNG OFFICE LIMITED
บริษัท สำนักงาน เอินส์ท แอนด์ ยัง จำกัด

33rd Floor, Lake Rajada Office Complex
193/136-137 Rajadapisek Road
Klongtoey, Bangkok 10110
G.P.O.Box 1047
Bangkok 10501
Thailand

Tel.: (66) 0-2264-0777
(66) 0-2661-9190
Fax: (66) 0-2264-0789-90
(66) 0-2661-9192
e-mail: ernstyoung.thailand@th.ey.com

Review Report of Independent Auditor

To The Board of Directors and Shareholders of

Italian-Thai Development Public Company Limited

I have reviewed the accompanying consolidated balance sheet of Italian-Thai Development Public Company Limited and its subsidiaries as at 30 June 2005, the consolidated statements of earnings for the three-month and six-month periods ended 30 June 2005 and 2004, the consolidated statements of changes in shareholders' equity, and cash flows for the six-month periods ended 30 June 2005 and 2004, and the separate financial statements of Italian-Thai Development Public Company Limited for the same periods. These financial statements are the responsibility of the Company's management as to their correctness and the completeness of the presentation. My responsibility is to issue a report on these financial statements based on my reviews.

Except for the matter discussed in the following paragraph, I conducted my reviews in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit and, accordingly, I do not express an audit opinion.

The consolidated financial statements for the three-month and six-month periods ended 30 June 2005 incorporate the financial statements of two joint ventures in Taiwan with total assets comprising 0.6% (2004: 1.6%) and total revenues for three-month and six-month periods comprising 2.3% and 2.7% of the respective consolidated totals (2004: 6.3% and 6.2%, respectively). These financial statements were prepared based on financial information complied by the management of these joint ventures and which had not been reviewed because the Taiwanese joint ventures are not under the control of the Company's management. Nevertheless, the financial statements of these overseas joint ventures as at 31 December 2004 have already been audited.

Based on my reviews, except for the effects on the financial statements for the three-month and six-month periods ended 30 June 2005 and 2004 of the review scope limitation described in the preceding paragraph, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Without further qualification to the above financial statements, I draw attention to the following matters: -

(a) As described in Note 15, as at 30 June 2005 and 31 December 2004 the Company had outstanding retention with the company, which operates the skytrain of approximately Baht 403 million and USD 1.7 million (as at 30 June 2005: equivalent to Baht 474 million). This company is currently undergoing a debt restructuring and there is uncertainty as to the amount recoverable by the Company.

(b) As described in Note 20.1, the Company has transferred debt obligations amounting to Baht 3,604 million to a special purpose vehicle. In addition, the Company transferred non-core assets to the special purpose vehicle for it to sell, with the cash received to be used to repay the above debts. The Company is committed to provide loans to the special purpose vehicle for the repayment of the remaining debt, which outstanding balances as at 30 June 2005 amounted to Baht 2,078 million, after disposal of all of the above assets. There is thus uncertainty as to the extent of the Company's liabilities if the value realisable from the sale of those assets in the future is less than the debt obligation. The Company has unrecognised gains of Baht 229 million from the transfer of non-core assets, but recognition of these has been suspended as cover against the above commitments.

(c) As described in Note 1.1, a joint venture of the Company has obligations under an agreement concerning work on Bangkok's new airport.

I have previously audited the consolidated financial statements of Italian-Thai Development Public Company Limited and its subsidiaries and the separate financial statements of Italian-Thai Development Public Company Limited for the year ended 31 December 2004 in accordance with generally accepted auditing standards, and expressed an unqualified opinion on those statements under my report dated 23 February 2005, but drew attention to the matters described in paragraphs (a) and (b). The balance sheet as at 31 December 2004, as presented herein for comparative purposes, formed an integral part of the financial statements, which I audited and reported on, based partially on the report of other auditors. I have not performed any other audit procedures subsequent to the date of that report.

Ruth Chaowanagawi
Certified Public Accountant (Thailand) No. 3247

Ernst & Young Office Limited
Bangkok: 8 August 2005

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		30 June 2005	31 December 2004	30 June 2005	31 December 2004
		(Unaudited but reviewed)	(Audited)	(Unaudited but reviewed)	(Audited)
ASSETS					
CURRENT ASSETS					
Cash and deposits at banks	2	3,926,172	4,251,394	936,397	980,492
Pledged deposits at banks	3	1,153,526	645,234	872,242	535,964
Trade accounts receivable - net	4	6,008,847	3,274,138	2,393,824	1,993,635
Trade accounts receivable - related parties - net	5	1,564,949	1,161,606	2,739,176	1,996,449
Short-term loans and advances to related parties - net	6	50,870	45,367	827,237	806,362
Unbilled receivable		6,049,813	6,639,729	4,307,039	4,457,032
Current portion of accounts receivable - retention		1,832,132	1,299,243	1,330,684	999,460
Inventories and work in progress - net		2,068,233	2,019,111	1,043,821	782,802
Other current assets					
Withholding tax deducted at source		1,170,623	1,069,387	658,730	700,357
Value added tax refundable		345,582	426,722	-	-
Loans to other company		286,111	215,553	-	-
Advance for machinery, material purchase and land awaiting development		322,198	198,307	-	-
Current portion of receivable from sale of land		614,405	260,201	-	-
Others		351,681	194,454	57,586	77,230
TOTAL CURRENT ASSETS		25,745,142	21,700,446	15,166,736	13,329,783
NON-CURRENT ASSETS					
Accounts receivable - retention, net of current portion		7,784	70,722	7,784	53,902
Receivable from sale of land, net of current portion		240,132	594,336	-	-
Investments accounted for under equity method	7.1	269,270	269,109	3,925,856	2,500,015
Other long-term investments	7.2	1,139,044	673,435	1,111,647	645,719
Excess of net book value of subsidiaries over cost of investments		(10,036)	(10,036)	-	-
Long-term loans and advances to related parties - net	8	-	290,333	3,223,803	3,530,725
Property, plant and equipment - net	9	13,467,147	11,390,924	10,211,897	10,164,094
Advances for subcontractors		783,758	421,359	447,283	29,125
Deferred charges		259,607	262,326	-	-
Goodwill		524,382	309,846	-	-
Other non-current assets		113,544	106,152	65,821	68,467
TOTAL NON-CURRENT ASSETS		16,794,632	14,378,506	18,994,091	16,992,047
TOTAL ASSETS		42,539,774	36,078,952	34,160,827	30,321,830

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		30 June 2005 (Unaudited but reviewed)	31 December 2004 (Audited)	30 June 2005 (Unaudited but reviewed)	31 December 2004 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Bank overdrafts and loans from financial institutions	10	4,379,330	2,987,861	3,208,591	2,784,106
Current portion of accounts payable - trust receipts		1,500,047	962,116	1,141,106	830,672
Trade accounts payable		7,602,613	6,909,168	4,418,370	3,990,599
Billing in excess of contract work in progress		577,829	371,415	343,945	371,415
Trade accounts payable - related parties	11	1,305,614	1,399,042	1,087,275	1,118,037
Short-term loans and advances from related parties	12	738,286	282,312	684,817	660,983
Current portion of advances received from customers under construction contracts		3,138,805	3,582,205	1,546,760	1,556,729
Current portion of hire purchases payable		435,945	404,265	434,252	403,551
Current portion of long-term loans	13	1,100,499	745,606	1,073,487	703,051
Other current liabilities					
Corporate income tax payable		27,475	44,648	-	-
Value added tax payable		-	-	61,879	12,008
Accrued expenses		1,020,943	253,179	214,294	191,787
Current portion of reserve for project expenses		84,565	95,699	84,565	95,699
Account payable to related party - share purchase		56,809	56,809	56,809	56,809
Accounts payable - retention		439,975	408,748	151,867	103,861
Others		301,436	203,377	69,796	113,270
TOTAL CURRENT LIABILITIES		22,710,171	18,706,450	14,577,813	12,992,577
NON-CURRENT LIABILITIES					
Reserve for project expenses, net of current portion		112,280	152,530	112,280	152,530
Deferred gain on transferring assets to special purpose vehicle	20.1	229,574	229,574	229,574	229,574
Accounts payable - trust receipts, net of current portion		540,902	1,065,484	540,902	1,065,484
Advances received from customers under construction contract - net of current portion		250,241	350,718	213,818	299,454
Hire purchases payable - net of current portion		1,017,464	1,147,979	1,013,278	1,145,795
Long-term loans - net of current portion	13	1,215,843	2,764,469	762,172	2,383,243
Loan from directors		4,678	11,706	-	-
Provision for loss from investments accounted for under equity method	7.1	-	-	538,153	547,016
TOTAL NON-CURRENT LIABILITIES		3,370,982	5,722,460	3,410,177	5,823,096
TOTAL LIABILITIES		26,081,153	24,428,910	17,987,990	18,815,673

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		30 June 2005 (Unaudited but reviewed)	31 December 2004 (Audited)	30 June 2005 (Unaudited but reviewed)	31 December 2004 (Audited)
SHAREHOLDERS' EQUITY					
Share capital	14				
Registered share capital					
4,193,678,180 ordinary shares of Baht 1 each					
(31 December 2004: 4,593,678,180 ordinary shares of Baht 1 each)		4,193,678	4,593,678	4,193,678	4,593,678
Issued and fully paid share capital					
4,193,678,180 ordinary shares of Baht 1 each					
(31 December 2004: 3,738,678,180 ordinary shares of Baht 1 each)		4,193,678	3,738,678	4,193,678	3,738,678
Share premium	14	5,515,363	1,606,625	5,515,363	1,606,625
Unrealised gain on changes in value of investments		52,621	39,331	52,621	39,331
Translation adjustment		29,685	(76,837)	(20,660)	(76,837)
Retained earnings					
Appropriated - statutory reserve		325,798	325,798	319,265	319,265
Unappropriated		6,106,037	5,872,562	6,112,570	5,879,095
EQUITY ATTRIBUTABLE TO COMPANY'S SHAREHOLDERS		16,223,182	11,506,157	16,172,837	11,506,157
MINORITY INTERESTS - Equity attributable to minority shareholders of subsidiaries		235,439	143,885	-	-
TOTAL SHAREHOLDERS' EQUITY		16,458,621	11,650,042	16,172,837	11,506,157
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		42,539,774	36,078,952	34,160,827	30,321,830

The accompanying notes are an integral part of the financial statements.

.... DIRECTORS

....

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE THREE-MONTH PERIODS ENDED 30 JUNE 2005 AND 2004

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		2005	2004	2005	2004
REVENUES					
Revenues from construction services		8,974,815	6,018,396	5,607,086	4,092,040
Interest income		17,022	26,366	19,229	6,806
Gain on exchange		23,122	10,740	21,530	2,602
Others		193,564	69,613	145,882	103,642
TOTAL REVENUES		9,208,523	6,125,115	5,793,727	4,205,090
EXPENSES					
Cost of construction services		8,514,682	5,427,979	5,236,214	3,814,193
Administrative expenses		271,982	181,820	166,646	130,073
TOTAL EXPENSES		8,786,664	5,609,799	5,402,860	3,944,266
EARNINGS FROM OPERATION		421,859	515,316	390,867	260,824
DOUBTFUL ACCOUNTS		(35,608)	(11,897)	(30,849)	(8,239)
SHARE OF PROFIT (LOSS) FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD		(2,963)	(1,594)	(3,264)	188,502
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX		383,288	501,825	356,754	441,087
INTEREST EXPENSES		(134,423)	(79,506)	(104,689)	(65,879)
CORPORATE INCOME TAX	17	8,413	(75,215)	-	(34,691)
EARNINGS AFTER INCOME TAX		257,278	347,104	252,065	340,517
EARNINGS OF MINORITY INTERESTS		(5,213)	(6,587)	-	-
NET EARNINGS FOR THE PERIOD		252,065	340,517	252,065	340,517
					(Unit: Baht)
BASIC EARNINGS PER SHARE					
Net earnings		0.06	0.09	0.06	0.09
					(Unit: Thousand shares)
Weighted average number of ordinary shares		4,130,695	3,738,678	4,130,695	3,738,678

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2005 AND 2004

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		2005	2004	2005	2004
REVENUES					
Revenues from construction services		16,552,204	10,708,696	11,195,165	7,676,395
Interest income		35,744	35,086	42,939	13,761
Gain on exchange		32,607	-	42,357	-
Others		316,777	137,774	284,256	174,903
TOTAL REVENUES		16,937,332	10,881,556	11,564,717	7,865,059
EXPENSES					
Cost of construction services		15,587,931	9,815,066	10,472,240	7,158,154
Administrative expenses		491,550	319,204	351,968	255,812
Loss on exchange		-	37,116	-	43,355
TOTAL EXPENSES		16,079,481	10,171,386	10,824,208	7,457,321
EARNINGS FROM OPERATION		857,851	710,170	740,509	407,738
REVERSAL OF (ALLOWANCE FOR) DOUBTFUL ACCOUNTS		(51,079)	55,608	(43,925)	61,343
REVERSAL OF AMOUNT DUE TO RELATED PARTY					
FORGIVENESS - NET		-	211,702	-	-
LOSS ON IMPAIRMENT OF INVESTMENTS		-	(105,579)	-	-
SHARE OF PROFIT FROM INVESTMENTS ACCOUNTED					
FOR UNDER EQUITY METHOD		2,625	11,625	39,215	320,573
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX		809,397	883,526	735,799	789,654
INTEREST EXPENSES		(242,996)	(149,230)	(208,767)	(129,055)
CORPORATE INCOME TAX	17	(23,973)	(108,056)	-	(41,731)
EARNINGS AFTER INCOME TAX		542,428	626,240	527,032	618,868
EARNINGS OF MINORITY INTERESTS		(15,396)	(7,372)	-	-
NET EARNINGS FOR THE PERIOD		527,032	618,868	527,032	618,868
					(Unit: Baht)
BASIC EARNINGS PER SHARE					
Net earnings		0.13	0.17	0.13	0.17
					(Unit: Thousand shares)
Weighted average number of ordinary shares		4,130,695	3,738,678	4,130,695	3,738,678

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2005 AND 2004

(Unit: Thousand Baht)

CONSOLIDATED

	Note	Issued and paid-up share capital	Share premium	Unrealised gain (loss) on changes in value of investments	Translation adjustment	Retained earnings: Statutory reserve	Retained earnings: Unappropriated	Minority interests	Total
Balance - as at 1 January 2004		3,738,678	1,606,625	55,000	(151,739)	264,922	4,902,850	90,687	10,507,023
Unrealised loss on changes in value of investments		-	-	(4,576)	-	-	-	-	(4,576)
Translation adjustment		-	-	-	69,414	-	-	-	69,414
Items unrealised in earnings statement		-	-	(4,576)	69,414	-	-	-	64,838
Net earnings for the period		-	-	-	-	-	618,868	-	618,868
Dividend paid	18	-	-	-	-	-	(186,934)	-	(186,934)
Purchases of investment in subsidiaries									
during the period		-	-	-	-	-	-	14,034	14,034
Minority interests for the period		-	-	-	-	-	-	7,372	7,372
Decrease in minority interests from additional									
purchase of investment in a subsidiary		-	-	-	-	-	-	(4,550)	(4,550)
Dividend paid from subsidiary		-	-	-	-	-	-	(1,471)	(1,471)
Balance - as at 30 June 2004		3,738,678	1,606,625	50,424	(82,325)	264,922	5,334,784	106,072	11,019,180
Balance - as at 1 January 2005		3,738,678	1,606,625	39,331	(76,837)	325,798	5,872,562	143,885	11,650,042
Unrealised gain on changes in value of investments		-	-	13,290	-	-	-	-	13,290
Translation adjustment		-	-	-	106,522	-	-	-	106,522
Items unrealised in earnings statement		-	-	13,290	106,522	-	-	-	119,812
Net earnings for the period		-	-	-	-	-	527,032	-	527,032
Dividend paid	18	-	-	-	-	-	(293,557)	-	(293,557)
Ordinary shares issued during the period	14	455,000	-	-	-	-	-	-	455,000
Share premium on new ordinary shares	14	-	3,908,738	-	-	-	-	-	3,908,738
Purchase of investment in subsidiary									
during the period	7.1	-	-	-	-	-	-	85,966	85,966
Minority interests for the period		-	-	-	-	-	-	15,396	15,396
Dividend paid from subsidiary		-	-	-	-	-	-	(9,808)	(9,808)
Balance - as at 30 June 2005		4,193,678	5,515,363	52,621	29,685	325,798	6,106,037	235,439	16,458,621

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2005 AND 2004

(Unit: Thousand Baht)

		THE COMPANY ONLY						
	Note	Issued and paid-up share capital	Share premium	Unrealised gain (loss) on changes in value of investments	Translation adjustment	Retained earnings: Statutory reserve	Retained earnings: Unappropriated	Total
Balance - as at 1 January 2004		3,738,678	1,606,625	55,000	(151,739)	258,389	4,909,383	10,416,336
Unrealised loss on changes in value of investments		-	-	(4,576)	-	-	-	(4,576)
Translation adjustment		-	-	-	69,414	-	-	69,414
Items unrealised in earnings statement		-	-	(4,576)	69,414	-	-	64,838
Net earnings for the period		-	-	-	-	-	618,868	618,868
Dividend paid	18	-	-	-	-	-	(186,934)	(186,934)
Balance - as at 30 June 2004		3,738,678	1,606,625	50,424	(82,325)	258,389	5,341,317	10,913,108
Balance - as at 1 January 2005		3,738,678	1,606,625	39,331	(76,837)	319,265	5,879,095	11,506,157
Unrealised gain on changes in value of investments		-	-	13,290	-	-	-	13,290
Translation adjustment		-	-	-	56,177	-	-	56,177
Items unrealised in earnings statement		-	-	13,290	56,177	-	-	69,467
Net earnings for the period		-	-	-	-	-	527,032	527,032
Dividend paid	18	-	-	-	-	-	(293,557)	(293,557)
Ordinary shares issued during the period	14	455,000	-	-	-	-	-	455,000
Share premium on new ordinary shares	14	-	3,908,738	-	-	-	-	3,908,738
Balance - as at 30 June 2005		4,193,678	5,515,363	52,621	(20,660)	319,265	6,112,570	16,172,837

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2005 AND 2004

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
Cash flows from operating activities				
Net earnings	527,032	618,868	527,032	618,868
Adjustments to reconcile net earnings to net cash				
from (used in) operating activities:-				
Unrealized loss (gain) on exchange	(18,680)	14,457	(17,987)	8,277
Share of profit from investments in subsidiaries and joint ventures	-	-	(36,590)	(308,948)
Share of profit from investments in associated companies	(2,625)	(11,625)	(2,625)	(11,625)
Minority interests	91,554	7,372	-	-
Allowance for doubtful accounts (reversal)	51,079	(55,608)	43,925	(61,343)
Depreciation and amortisation	520,683	433,850	478,574	368,631
Amortisation of goodwill	3,144	256	-	-
Reversal of amount due to related party forgiveness - net	-	(211,702)	-	-
Loss on impairment of investments	-	105,579	-	-
Net earning before changes in operating assets and liabilities	1,172,187	901,447	992,329	613,860
Operating assets (increase) decrease				
Trade accounts receivable	(2,776,670)	255,372	(440,424)	(37,840)
Trade accounts receivable - related parties	(407,811)	(367,810)	(742,727)	(473,245)
Loans and advances to related parties	291,068	(149,323)	292,285	(963,788)
Unbilled receivable	589,916	(2,289,232)	149,993	(1,221,241)
Accounts receivable - retention	(465,997)	(112,672)	(281,152)	29,880
Inventories and work in progress	(49,122)	(735,844)	(261,019)	(461,703)
Withholding tax	(101,236)	317,555	41,627	366,162
Valued added tax refundable	81,140	39,657	-	6,719
Advances for machinery, material purchase, subcontractors				
and land awaiting development	(486,290)	(255,276)	(418,158)	(32,032)
Other current assets	(228,645)	(621,379)	18,784	104,571
Operating liabilities increase (decrease)				
Trade accounts payable	692,941	869,772	427,771	635,163
Trade accounts payable - related parties	(93,373)	236,200	(30,762)	694,102
Billing in excess of contract work in progress	206,414	(171,242)	(27,470)	71,594
Accrued expenses	767,764	(75,928)	22,507	33,620
Reserve for project expenses	(51,384)	(22,306)	(51,384)	(22,304)
Account payable - retention	31,227	80,511	48,006	15,901
Advance received from customers under construction contracts	(543,700)	787,098	(95,605)	358,843
Other current liabilities	80,886	(62,709)	6,397	(20,483)
Net cash used in operating activities	(1,290,685)	(1,376,109)	(349,002)	(302,221)

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS (Continued)

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2005 AND 2004

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
Cash flows from investing activities				
Increase in property, plant and equipment - net	(2,596,906)	(1,603,818)	(526,377)	(1,766,551)
Decrease (increase) in deferred charges	2,719	(170,493)	-	-
Increase in investments accounted for under equity method	(215,216)	(98,251)	(1,395,489)	(349,123)
Increase in other long-term investments	(452,319)	(37,036)	(452,638)	(10,030)
Increase in share subscription payable	-	2,881	-	2,881
Translation adjustment	106,522	69,414	56,177	69,414
Decrease (increase) in other assets	(7,392)	16,789	2,646	(9,774)
Net cash used in investing activities	(3,162,592)	(1,820,514)	(2,315,681)	(2,063,183)
Cash flows from financing activities				
Decrease (increase) in cash at banks with maturity of more than three months and those pledged	(508,324)	104,528	(336,287)	75,774
Increase in bank overdrafts and loans from financial institutions	1,391,474	1,092,054	424,485	510,000
Increase (decrease) in loans and advances from related parties	455,974	(163,649)	23,834	(162,378)
Increase (decrease) in long-term loans	(1,193,733)	1,477,259	(1,250,635)	1,108,785
Increase (decrease) in hire purchases payable	(93,870)	(116,626)	(96,851)	5,977
Increase (decrease) in accounts payable - trust receipts	13,349	761,634	(214,148)	698,946
Increase (decrease) in loan from directors	(7,028)	26,665	-	-
Dividend paid	(293,557)	(186,465)	(293,557)	(186,465)
Receipt of increased share capital	4,363,738	-	4,363,738	-
Net cash provided by financing activities	4,128,023	2,995,400	2,620,579	2,050,639
Net decrease in cash and cash equivalents	(325,254)	(201,223)	(44,104)	(314,765)
Cash and cash equivalents at beginning of period	4,241,899	1,961,868	980,358	879,018
Cash and cash equivalents at end of period (Note 2)	3,916,645	1,760,645	936,254	564,253
Supplemental cash flows information: -				
Cash paid during the period for				
Interest expenses	202,151	145,899	159,275	127,741
Corporate income tax	371,998	329,246	218,237	232,835
Non-cash transactions				
Unrealised gain (loss) on change in value of investments	13,290	(4,576)	13,290	(4,576)

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED30 JUNE 2005

1. GENERAL INFORMATION

1.1 General information

The financial statements of the ITO Joint Venture ("the Joint Venture") are included in the consolidated financial statements in proportion to the 40% interest held by the Company.

Under the addendum "Supplementary Agreement - 1" (SA-1) executed between the Joint Venture and the New Bangkok International Airport Company Limited on 12 March 2004, to expand the capacity of the airport to be able to support 45 million passengers per year, instead of only 30 million passengers, and to include the installation of an explosive detection system, the Joint Venture is to complete the installation of the explosive detection system within 28 September 2005. Subsequently, on 21 July 2005 the Joint Venture entered into another addendum, which stipulates that the Joint Venture is to pay the cost of the explosive detection system, including the fees for installation, testing and maintenance under the warranty period of 2 years, to the overseas manufacturer directly. In addition, the Joint Venture is still responsible for the works under the Supplementary Agreement-1 (SA-1) and if the works of the Main Terminal Building cannot be completed within the deadline and it is proven that the Joint Venture is responsible for such delay, the Joint Venture would be liable for a penalty of Baht 2.5 million per day as stipulated in the agreement, and the Company would be responsible for Baht 1 million per day of this amount, in proportion to its interest in the Joint Venture.

The Joint Venture has paid Baht 644 million to the subcontractor for the explosive detection system procurement, which is the authorized dealer in Thailand. This amount comprises the 10% bank guarantee issued in advance by that company and the 10% retention charge paid by the overseas manufacturer, totaling Baht 400 million. If the agreement with this subcontractor needs to be terminated, the Company's management believe that the Joint Venture will receive the return of the amounts paid under the agreement, and that no loss will be incurred as a result.

1.2 Basis for the preparation of interim financial statements

These interim financial statements are prepared in accordance with Accounting Standards Pronouncement No. 41 "Interim financial statements", with the Company choosing to present condensed interim financial statements. However, additional line items are presented in the balance sheets, and the statements of earnings, changes in shareholders' equity, and cash flows as in the annual financial statements.

The interim financial statements are intended to provide information additional to that included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.3 Basis of consolidation

These interim consolidated financial statements, have been prepared on the same basis as that applied for the consolidated financial statements for the year ended 31 December 2004, with no changes in the shareholding structure of the subsidiaries and joint ventures during the current period except for the Company has invested 80.48 percent in ordinary shares of ITD Cementation India Limited (formerly known as "Skanska Cementation India Limited").

The financial statements for the year ended 31 December 2004 of an overseas subsidiary and an overseas joint venture were included in the consolidated financial statements were prepared by the management, and have not been audited by their auditors. Their aggregate assets as at 31 December 2004 were Baht 1,011 million and no their aggregate revenues for the year then ended.

The consolidated financial statements for the three-month and six-month periods ended 30 June 2005 incorporate the financial statements of two joint ventures in Taiwan with total assets comprising 0.6% (2004: 1.6%) and total revenues for three-month and six-month periods comprising 2.3% and 2.7% of the respective consolidated totals (2004: 6.3% and 6.2%, respectively). These financial statements were prepared based on financial information complied by the management of these joint ventures and which had not been reviewed because the Taiwanese joint ventures are not under the control of the Company's management. Nevertheless, the financial statements of these overseas joint ventures as at 31 December 2004 have already been audited.

1.4 Summary of significant accounting policies

The interim financial statements are prepared using the same accounting policies and methods of computation as were used for the financial statements for the year then ended 31 December 2004.

2. CASH AND CASH EQUIVALENTS

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2005	31 December 2004	30 June 2005	31 December 2004
Cash and deposits at banks	3,926,172	4,251,394	936,397	980,492
Less: Amounts with maturity of more than 3 months	(9,527)	(9,495)	(143)	(134)
Cash and cash equivalents	3,916,645	4,241,899	936,254	980,358

3. PLEDGED DEPOSITS AT BANKS

3.1 As at 30 June 2005, approximately Baht 117 million (31 December 2004: Baht 186 million) and approximately Baht 591 million of saving deposits and fixed deposits of the Company have been pledged with banks to secure loans obtained by the Company to finance specific projects and stand by letter of credit. Furthermore, approximately Baht 131 million (31 December 2004: Baht 122 million) of fixed deposits of the Company's branch in Taiwan have been pledged to secure loans obtained from a bank by the Company and fixed deposits amounting to Baht 315 million (31 December 2004: Baht 141 million) have been pledged as required in the normal course of business of Company, subsidiaries, joint ventures and the branch in Taiwan.

3.2 As at 31 December 2004, the Company has placed Baht 196 million in an Escrow account, to be reserve for investment in ITD Cementation India Limited (formerly known as "Skanska Cementation India Limited), a construction contractor operating in India and listed on an Indian stock exchange.

4. TRADE ACCOUNTS RECEIVABLE

The aging of outstanding trade accounts receivable balances as at 30 June 2005 and 31 December 2004 are as follows: -

(Unit: Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2005	31 December 2004	30 June 2005	31 December 2004
Less than 3 months	4,890,239	2,834,813	1,941,715	1,778,762
3 - 6 months	722,714	264,988	323,095	156,466
6 - 12 months	331,405	78,190	127,357	20,928
More than 12 months	1,503,597	1,422,565	1,098,379	1,100,469
Total	7,447,955	4,600,556	3,490,546	3,056,625
Less: Allowance for doubtful accounts	(1,439,108)	(1,326,418)	(1,096,722)	(1,062,990)
Trade accounts receivable - net	6,008,847	3,274,138	2,393,824	1,993,635

The Company has fully set up an allowance for doubtful accounts for the major private accounts receivable with balances overdue for more than 12 months, and at 50 percent for those accounts with balances overdue for more than 6 months.

5. TRADE ACCOUNTS RECEIVABLE – RELATED PARTIES

The outstanding balances of related parties as at 30 June 2005 and 31 December 2004 are as follows: -

(UNAUDITED BUT REVIEWED)

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2005	31 December 2004	30 June 2005	31 December 2004
Subsidiaries and joint ventures				
ITO Joint Venture	-	-	1,181,322	761,288
IOT Joint Venture	-	-	784,915	586,569
ITD - NCC Joint Venture	-	-	76,252	112,016
IN Joint Venture	-	-	108,704	43,272
NWR, ITD, CNT & AS Joint Venture	-	-	46,677	35,941
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	51,171	53,803
ITD - VIS Joint Venture	-	-	47,676	47,454
Sumitomo – Italian-Thai Joint Venture	-	-	46,061	46,058
Thai Pride Cement Co., Ltd.	-	-	38,778	39,681
PT. Thailindo Bara Pratama	-	-	36,872	36,872
Italian - Thai International Co., Ltd.	-	-	32,551	33,873
Bhaka Bhumi Development Co., Ltd.	-	-	36,110	14,010
Shimizu - ITD Joint Venture	-	-	51,406	19,356
Siam Concrete and Brick Products Co., Ltd.	-	-	20,320	10,106
IDS Joint Venture	-	-	14,994	12,714
Others	-	-	54,922	68,026
Total	-	-	2,628,731	1,921,039
Less: Allowance for doubtful accounts	-	-	(21,900)	(21,900)
Net	-	-	2,606,831	1,899,139
Associated companies				
MCRP Construction Corporation, Philippines	887,795	853,149	841,626	814,134
Others	18,498	7,986	18,067	7,627
Total	906,293	861,135	859,693	821,761
Less: Allowance for doubtful accounts	(827,793)	(796,404)	(781,624)	(757,389)
Net	78,500	64,731	78,069	64,372

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2005	31 December 2004	30 June 2005	31 December 2004
Related companies				
(Related by way of common directors)				
Siam Steel Syndicate Co., Ltd.	6,529	2,534	5,674	1,498
Pladaeng Co., Ltd.	58,345	58,345	58,345	58,345
Italthai Industrial Co., Ltd.	42,718	26,010	42,718	26,010
Trevi SPA	-	27,898	-	-
Alcatel Cable France	21,077	21,135	-	-
Medical Device Manufacturer (Thailand) Limited	4,745	4,291	4,745	4,291
Vossloh Infranstructure Services	-	8,546	-	-
Trevi Construction	-	6,284	-	-
Others	13,732	20,187	9,343	9,343
Total	147,146	175,230	120,825	99,487
Less: Allowance for doubtful accounts	(66,549)	(66,549)	(66,549)	(66,549)
Net	80,597	108,681	54,276	32,938
Outstanding balances and portion of other participants of joint venture				
ITO Joint Venture	708,793	456,773	-	-
IOT Joint Venture	470,949	351,941	-	-
ITD - NCC Joint Venture	33,307	49,240	-	-
NWR, ITD, CNT & AS Joint Venture	35,008	26,956	-	-
IN Joint Venture	53,265	21,203	-	-
Sumitomo – Italian-Thai Joint Venture	22,570	22,569	-	-
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	20,468	21,521	-	-
Shimizu - ITD Joint Venture	29,482	11,056	-	-
ITD - VIS Joint Venture	16,686	16,609	-	-
Others	15,324	10,326	-	-
Total	1,405,852	988,194	-	-
Trade accounts receivable - related parties	1,564,949	1,161,606	2,739,176	1,996,449

The aging of outstanding trade accounts receivable – related parties as at 30 June 2005 and 31 December 2004 are as follows: -

(Unit: Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2005	31 December 2004	30 June 2005	31 December 2004
Less than 3 months	1,029,887	785,896	1,750,851	1,374,194
3 - 6 months	232,900	86,062	419,290	139,220
6 - 12 months	95,594	43,436	146,330	91,356
More than 12 months	1,100,910	1,109,165	1,292,778	1,237,517
Total	2,459,291	2,024,559	3,609,249	2,842,287
Less: Allowance for doubtful accounts	(894,342)	(862,953)	(870,073)	(845,838)
Net	1,564,949	1,161,606	2,739,176	1,996,449

The Company has set up an allowance for doubtful accounts at the full amount of the major accounts receivable balances, which are more than 12 months overdue.

6. SHORT-TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 30 June 2005 and 31 December 2004 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2005	31 December 2004	30 June 2005	31 December 2004
Subsidiaries and joint ventures				
ITD - EGC Joint Venture	-	-	552,090	513,273
PT. Thailindo Bara Pratama	-	-	115,123	210,233
IOT Joint Venture	-	-	60,000	60,000
ITD - NSC Joint Venture	-	-	46,000	-
Shimizu - ITD Joint Venture	-	-	29,096	2,609
Others	-	-	5,588	3,133
Total	-	-	807,897	789,248

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2005	31 December 2004	30 June 2005	31 December 2004
Associated companies				
MCRP Construction Corporation,				
Philippines	19,340	17,114	19,340	17,114
Italian-Thai Gypsum Co., Ltd.	4,600	4,600	4,600	4,600
Total	23,940	21,714	23,940	21,714
Less: Allowance for doubtful accounts	(4,600)	(4,600)	(4,600)	(4,600)
Net	19,340	17,114	19,340	17,114
Related companies				
(Related by way of common directors)				
Obayashi Corporation	24,000	24,000	-	-
Others	7,530	4,253	-	-
Total	31,530	28,253	-	-
Short-term loans and advances to				
related parties - net	50,870	45,367	827,237	806,362

Significant movements in the short-term loans and advances to related parties balances during the six-month period ended 30 June 2005 are as follows: -

(Unit: Thousand Baht)

	31 December	During the period		30 June
	2004	Increase	Decrease	2005
Subsidiaries and joint ventures				
ITD - EGC Joint Venture	513,273	38,817	-	552,090
PT. Thailindo Bara Pratama	210,233	-	(95,110)	115,123
ITD - NSC Joint Venture	-	46,000	-	46,000
Shimizu - ITD Joint Venture	2,609	26,487	-	29,096
Associated company				
MCRP Construction Corporation, Philippines	17,114	2,226	-	19,340

7. INVESTMENTS IN RELATED PARTIES

7.1 Investments accounted for under equity method

(Unit: Thousand Baht)

			Percentage of shareholding		Investment			
					Cost		Equity	
	Nature of business	Paid-up capital	30 June 2005	31 December 2004	30 June 2005	31 December 2004	30 June 2005	31 December 2004
			Percent	Percent				
The Company Only								
Investments in subsidiaries								
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483	99.99	99.99	1,483	1,483	(16,085)	(15,044)
Italian-Thai International Co., Ltd.	Holding company and ship charter hire	400,000	99.99	99.99	400,000	400,000	(126,611)	(124,246)
PT. Thailindo Bara Pratama	Coal digestion	23,875 (Million IDR)	99.99	99.99	108,071	108,071	(19,568)	(62,695)
Bhaka Bhumi Development Co., Ltd.	Construction and real estate	5,075	99.99	99.99	5,075	5,075	(35,893)	(5,768)
Thai Pride Cement Co., Ltd.	Manufacture and distribution of cement	1,200,000	99.99	99.99	1,485,000	596,250	1,436,079	570,845
Nha Pralam Crushing Co., Ltd.	Rock quarrying, processing and distribution	1,000	99.91	99.91	999	999	(1,556)	(2,655)
Siam Concrete and Brick Products Co., Ltd.	Manufacture and distribution of concrete products and real estate	84,000	99.70	99.70	82,296	82,296	82,991	80,793
Italthai Marine Ltd.	Production and sale of vessels and equipment	460,000	86.96	86.96	80,000	80,000	49,358	63,930
ITD Cementation India Ltd. (formerly known as "Skanska Cementation India Ltd.")	Construction services in India	46 (Million INR)	80.48	-	524,852	-	491,461	-
Italthai Trevi Co., Ltd.	Foundation and piling work services	55,000	80.45	80.45	55,689	55,689	95,168	104,035
Asian Steel Product Co., Ltd.	Manufacture and distribution of steel pipes for civil construction	20,000	69.90	69.90	7,004	7,004	96,044	99,421
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams	20,000	50.96	50.96	10,196	10,196	63,646	40,869
Total investments in subsidiaries					2,760,665	1,347,063	2,115,034	749,485
Investments in joint ventures								
ITD - VIS Joint Venture	Track doubling contractor	-	65.00	65.00	-	-	60,630	66,609
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	Design, installation and laying of telephone lines	-	60.00	60.00	-	-	(63,542)	(65,080)
The Joint Venture of Italian-Thai Development Plc. and Skanska Lundby Aktiebolag	Design and construction of tunnels and underground power lines	-	60.00	60.00	-	-	7,175	12,613
ITD - EGC Joint Venture	Construction of underground electrical train station in Taiwan	-	55.00	55.00	-	-	37,698	25,806
Sumitomo – Italian-Thai Joint Venture	Design and construct of bridges	-	51.00	51.00	-	-	22,733	26,120
ITD - NCC Joint Venture	Construction of electrical work on terminal building and construction of Nam Theun 2 Hydropower Project in Laos	-	51.00, 60.00	51.00, 60.00	-	-	61,306	23,312
IN Joint Venture	Construction of water drainage tunnel	-	51.00	51.00	-	-	6,038	4,196

(UNAUDITED BUT REVIEWED)

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding 30 June 2005	Percentage of shareholding 31 December 2004	Investment Cost 30 June 2005	Investment Cost 31 December 2004	Investment Equity 30 June 2005	Investment Equity 31 December 2004
			Percent	Percent				
ITD - NSC Joint Venture	Dedicated pipeline project	-	50.50	50.50	-	-	14,050	34,157
Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	(229,051)	(227,170)
Thai Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	(42,688)	(42,306)
ITO Joint Venture	Construction of terminal building and concourse building	-	40.00	40.00	-	-	82,811	78,596
Shimizu - ITD Joint Venture	Contractor for construction of street and bridge	-	40.00, 49.00	40.00, 49.00	-	-	87,095	(2,052)
IOT Joint Venture	Airfield pavements construction	-	40.00	40.00	-	-	137,005	127,109
ION Joint Venture	Contractor for construction of underground train track	-	39.00	39.00	-	-	64,568	91,129
IDS Joint Venture	Construction of electrical work on terminal building	-	35.00	35.00	-	-	(3,159)	27,741
I.C.C.T. Joint Venture	Construction and ground improvement at NBIA	-	25.00	25.00	-	-	46,645	46,643
NWR, ITD, CNT & AS Joint Venture	Design and construction of water treatment system	-	25.00	25.00	-	-	20,944	12,314
Joint Venture Evergreen – Italian-Thai - PEWC	Construction services in Taiwan	-	25.00	25.00	-	-	695,666	697,193
Total investments in joint ventures					-	-	1,005,924	936,930
Investments in associated companies								
Praram 9 Square Hotel Ltd.	Hotel business	100,000	50.00	50.00	50,000	50,000	50,000	50,000
Less: Allowance on impairment					(50,000)	(50,000)	(50,000)	(50,000)
					-	-	-	-
Italian-Thai Gypsum Co., Ltd.	Construction in Saudi Arabia	10,500	50.00	50.00	5,250	5,250	-	-
ATO-Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	49.00	49.00	2,450	2,450	17,583	17,701
Mcquay (Thailand) Co., Ltd.	Production and distribution of air conditioners	20,000	49.00	49.00	9,800	9,800	-	-
Siam Pacific Holding Co., Ltd.	Holding company	58,625	46.69	46.69	27,373	27,373	28,261	28,516
Chantaburi Farm Co., Ltd.	Real estate development	100,000	35.72	35.72	21,429	21,429	28,069	26,745
Thai Rent All Co., Ltd.	Construction machinery rental	25,000	30.00	30.00	7,500	7,500	11,884	11,341
Asia Steel Corporation Co., Ltd.	Manufacture, import and export of steel	-	30.00	30.00	7,800	7,800	12,301	12,301
Less: Allowance on impairment					(7,800)	(7,800)	(12,301)	(12,301)
					-	-	-	-
Anamarine Construction SDN.BHD.	Construction contractor	65 (Thousand RM)	25.00	25.00	198	198	-	-
MCRP Construction Corporation, Philippines	Construction contractor	25 (Million Peso)	24.00	24.00	12,000	12,000	-	-
MCRP Holding Corporation, Philippines	Holding company	5 (Million Peso)	24.00	24.00	3,000	3,000	-	-
Imperial Technology Management Service Plc.	Initiation and establishment of Asian University of Science and Technology	857,350	20.41	20.41	175,000	175,000	110,293	111,030

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding 30 June 2005	31 December 2004	Investment Cost 30 June 2005	31 December 2004	Equity 30 June 2005	31 December 2004
			Percent	Percent				
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire and P.C. strands	313,000	21.06	22.16	71,603	71,603	70,655	71,251
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	21.54	21.54	215	215	-	-
Khunka Palang Thai Co., ltd.	Not yet operational	1,000	21.54	21.54	215	215	-	-
Praram 9 Square Ltd.	Shopping center development	750,000	20.00	20.00	150,000	150,000	150,000	150,000
Less: Allowance on impairment					(150,000)	(150,000)	(150,000)	(150,000)
					-	-	-	-
Total investments in associated companies					336,033	336,033	266,745	266,584
Total					3,096,698	1,683,096	3,387,703	1,952,999
Add: Allowance for loss from investments under equity method					-	-	538,153	547,016
Total investments accounted for under equity method					3,096,698	1,683,096	3,925,856	2,500,015

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding 30 June 2005	31 December 2004	Investment Cost 30 June 2005	31 December 2004	Equity 30 June 2005	31 December 2004
			Percent	Percent				
Consolidated								
Investments in associated companies, directly held by the Company					336,033	336,033	266,745	266,584
Investments in associated companies, directly held by subsidiaries								
Natureway Resources Co., Ltd.	Holding company	40 (Million USD)	30.00	30.00	296,700	296,700	296,700	296,700
Less: Allowance on impairment					(296,700)	(296,700)	(296,700)	(296,700)
					-	-	-	-
Siam Pacific Holding Co., Ltd.	Holding company	58,625	4.30	4.30	2,525	2,525	2,525	2,525
Total					2,525	2,525	2,525	2,525
Total investments accounted for under equity method					338,558	338,558	269,270	269,109

The Company and its subsidiaries' equity interest in the above associated companies are mostly determined based on the financial statements prepared by the management of those companies and not yet reviewed by those companies' auditors.

In the current period, the Company has invested 80.48 percent in ordinary shares of ITD Cementation India Limited (formerly known as "Skanska Cementation India Limited").

7.2 Other long-term investments

(Unit: Thousand Baht)

	Nature of business	Percentage of shareholding 30 June 2005	Percentage of shareholding 31 December 2004	Investment 30 June 2005	Investment 31 December 2004
		Percent	Percent		
The Company Only					
Investments in other companies					
a) Non-listed securities					
Thepprathan Properties Co., Ltd.	Real estate development	19.80	19.80	247,500	247,500
Less: Allowance on impairment				(247,500)	(247,500)
				-	-
Toyo Thai Corporation Ltd.	Construction contractor	16.25	16.25	26,000	26,000
Nam Theun 2 Power Co., Ltd.	Hydroelectric power plant	15.00	15.00	446,331	8,420
M-Home SPV 3 Co., Ltd.	Real estate development	11.54	11.54	12	12
Less: Allowance on impairment				(12)	(12)
				-	-
Siam Steel Syndicate Co., Ltd.	Steel manufacturer	5.45	10.90	54,500	54,500
Less: Allowance on impairment				(54,500)	(54,500)
				-	-
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	10.00	10.00	24,000	24,000
Medical Device Manufacturer (Thailand) Limited	Manufacture and distribution of medical products	6.95	6.95	50,069	50,069
Sosuco Granite Co., Ltd.	Rock quarrying and distribution	5.00	5.00	5,000	5,000
Less: Allowance on impairment				(4,687)	(4,687)
				313	313
Time Regency Co., Ltd.	Real estate development	3.51	4.58	47,313	47,313
Less: Allowance on impairment				(47,313)	(47,313)
				-	-
Universal Education Co., Ltd.	Educational services	2.22	2.22	4,000	4,000
The Bangkok Club Co., Ltd.	Entertainment services	0.44	0.44	3,000	3,000
The Exchange Square Co., Ltd.	Real estate development	Advance payment	Advance payment	5,000	5,000
Less: Allowance on impairment				(5,000)	(5,000)
				-	-
Finance One Plc.	Finance business	-	-	585,000	585,000
Less: Allowance on impairment				(585,000)	(585,000)
				-	-

(Unit: Thousand Baht)

	Nature of business	Percentage of shareholding 30 June 2005	31 December 2004	Investment 30 June 2005	31 December 2004
		Percent	Percent		
b) Listed securities					
Charoong Thai Wire & Cable Plc.	Manufacture and distribution of enamel	14.14	14.72	325,139	325,139
Add: Unrealised gain from changes in value	coated wire and cable				
of investments				118,152	123,558
				443,291	448,697
Cyber Bay Corporation, Philippines	Real estate development	14.63	14.63	187,143	172,735
Less: Unrealised loss from changes in value					
of investments				(72,500)	(91,515)
				114,643	81,220
K.C. Property Plc.	Real estate development	1.04	1.04	9,139	9,139
Less: Allowance on impairment				(9,139)	(9,139)
				-	-
Total investments in other companies				1,111,647	645,719

(Unit: Thousand Baht)

	Nature of business	Percentage of shareholding 30 June 2005	31 December 2004	Investment 30 June 2005	31 December 2004
		Percent	Percent		
Consolidated					
Investments in other companies, directly held by the Company				1,111,647	645,719
Investments in other companies, directly held by subsidiaries					
a) Non-listed securities					
Bagan Hotel Holding (BVI) Co., Ltd.	Holding company	17.74	17.74	21,240	21,240
Less: Allowance on impairment				(21,240)	(21,240)
				-	-
Premus (Thailand) Co., Ltd.	Real estate management	10.00	10.00	1,250	1,250
Island Country Telecommunication Co., Ltd.	Telecommunication services	4.28	4.28	3,053	3,053
Less: Allowance on impairment				(3,053)	(3,053)
				-	-
b) Listed securities					
Charoong Thai Wire & Cable Plc.	Manufacture and distribution of enamel	0.83	0.86	19,178	19,178
Add: Unrealised gain from changes in value	coated wire and cable				
of investments				6,969	7,288
				26,147	26,466
Total				27,397	27,716
Total investments in other companies				1,139,044	673,435

8. LONG-TERM LOANS AND ADVANCES TO RELATED PARTIES – NET

The outstanding balances as at 30 June 2005 and 31 December 2004 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2005	31 December 2004	30 June 2005	31 December 2004
Subsidiaries and joint ventures				
ITO Joint Venture	-	-	928,400	1,096,880
Bhaka Bhumi Development Co., Ltd.	-	-	812,187	739,124
Siam Concrete and Brick Products Co., Ltd.	-	-	324,649	323,749
ITD - NCC Joint Venture	-	-	340,309	340,309
Ando and Italian-Thai Development Joint Venture	-	-	220,757	230,400
IDS Joint Venture	-	-	199,500	140,000
IN Joint Venture	-	-	138,720	113,220
Italian-Thai International Co., Ltd.	-	-	106,275	106,275
The Joint Venture of Italian-Thai Development Plc. Together with Alcatel Contracting GmbH	-	-	105,000	75,000
Thai Ando and Italian-Thai Development Joint Venture	-	-	28,197	33,660
Others	-	-	19,809	41,775
Total	-	-	3,223,803	3,240,392
Associated companies				
Palang Thai Kaowna Co., Ltd.	461,840	461,840	461,840	461,840
Khunka Palang Thai Co., Ltd.	58,882	58,889	58,882	58,889
Mcquay (Thailand) Co., Ltd.	11,788	11,788	11,788	11,788
Total	532,510	532,517	532,510	532,517
Less: Allowance for doubtful accounts	(532,510)	(532,517)	(532,510)	(532,517)
Net	-	-	-	-

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2005	31 December 2004	30 June 2005	31 December 2004
Related companies				
Italian-Thai Land Co., Ltd.	554,097	554,097	554,097	554,097
Nam Theun 2 Power Co., Ltd.	-	290,333	-	290,333
Bangkok Mass Transit System Plc.	100,234	99,374	100,234	99,374
Palit Palang Ngan Co., Ltd.	94,231	94,231	94,231	94,231
Pladaeng Co., Ltd.	59,075	59,075	59,075	59,075
Southern Industries (1996) Co., Ltd.	24,673	24,673	24,673	24,673
Central Bay Reclamation and Development Corp.	37,858	35,761	-	-
Total	870,168	1,157,544	832,310	1,121,783
Less: Allowance for doubtful accounts	(870,168)	(867,211)	(832,310)	(831,450)
Net	-	290,333	-	290,333
Long-term loans and advances to related companies - net	-	290,333	3,223,803	3,530,725

Significant movements in the long-term loans and advances to related parties balances for the six-month period ended 30 June 2005 are as follows: -

(Unit: Thousand Baht)

	31 December 2004	During the period Increase	During the period Decrease	30 June 2005
Subsidiaries and joint ventures				
ITO Joint Venture	1,096,880	-	(168,480)	928,400
Bhaka Bhumi Development Co., Ltd.	739,124	73,063	-	812,187
Siam Concrete and Brick Products Co., Ltd.	323,749	900	-	324,649
Ando and Italian-Thai Development Joint Venture	230,400	-	(9,643)	220,757
IDS Joint Venture	140,000	59,500	-	199,500
IN Joint Venture	113,220	25,500	-	138,720
The Joint Venture of Italian-Thai Development Plc. Together with Alcatel Contracting GmbH	75,000	30,000	-	105,000
Thai Ando and Italian-Thai Development Joint Venture	33,660	-	(5,463)	28,197
Related companies				
Nam Theun 2 Power Co., Ltd.	290,333	-	(290,333)	-
Bangkok Mass Transit System Plc.	99,374	860	-	100,234
Central Bay Reclamation and Development Corp.	35,761	2,097	-	37,858

9. PROPERTY, PLANT AND EQUIPMENT

As at 30 June 2005, the Company and a subsidiary have mortgaged part of the building with aggregate net book values of Baht 600 million and land of Baht 46 million (31 December 2004: Baht 622 million and Baht 295 million, respectively) with a bank to secure long-term loans from this bank.

As at 30 June 2005, the Company and its subsidiaries have mortgaged and granted power of attorney to mortgage Baht 82.9 million (31 December 2004: Baht 82.9 million) of the land and buildings with banks to secure credit facilities granted to the Company and subsidiaries by those banks.

10. BANK OVERDRAFTS AND LOANS FROM FINANCIAL INSTITUTIONS

The short-term loans from banks which amounting to Baht 1,297 million was used to finance certain specific projects (Project Finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

11. TRADE ACCOUNTS PAYABLE - RELATED PARTIES

The outstanding balances as at 30 June 2005 and 31 December 2004 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2005	31 December 2004	30 June 2005	31 December 2004
Subsidiaries and joint ventures				
IOT Joint Venture	-	-	188,898	235,008
I.C.C.T. Joint Venture	-	-	184,354	184,354
ITO Joint Venture	-	-	46,121	155,163
Italthai Trevi Co., Ltd.	-	-	63,122	103,200
Thai Maruken Co., Ltd.	-	-	70,994	28,423
Siam Concrete and Brick Products Co., Ltd.	-	-	30,714	42,407
ITD - VIS Joint Venture	-	-	29,404	25,645
Asian Steel Product Co., Ltd.	-	-	13,436	13,857
Thai Pride Cement Co., Ltd.	-	-	22,813	11,811
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	6,838	3,297
Others	-	-	16,465	24,511
Total	-	-	673,159	827,676

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2005	31 December 2004	30 June 2005	31 December 2004
Associated companies				
MCRP Construction Corporation, Philippines	142,917	131,006	142,917	131,006
Bangkok Steel Wire Co., Ltd.	29,313	21,550	14,054	7,266
Thai Rent All Co., Ltd.	15,522	15,048	14,926	14,345
ATO-Asia Turnouts Ltd.	2,537	2,285	738	486
Others	5,675	5,675	-	-
Total	195,964	175,564	172,635	153,103
Related companies				
(Related by way of common directors)				
Takenaka Corporation	220,399	237,917	-	-
Obayashi Corporation	208,314	208,403	-	-
Siam Steel Syndicate Co., Ltd.	141,840	82,902	138,170	78,927
Italthai Industrial Co., Ltd.	76,295	51,281	63,887	40,708
Nippon Steel Corporation	-	92,446	-	-
Charoong Thai Wire & Cable Plc.	77,767	19,236	39,285	15,688
Trevi Contractor BV	-	14,795	-	-
Nawarat Patanakarn Plc.	7,305	15,544	-	-
Christiani and Nielsen (Thai) Plc.	5,241	15,136	-	-
Trevi SPA	600	13,237	-	-
Siam Machinery and Equipment Co., Ltd.	6,867	9,941	17	-
A.S. Associate Engineering (1964) Co., Ltd.	3,307	9,343	-	-
Alcatel Contracting GmbH	20,389	21,261	-	-
Nishimatsu Construction	18,791	13,486	-	-
Italthai Engineering Co., Ltd.	10,390	-	-	-
Others	18,123	27,180	122	1,935
Total	815,628	832,108	241,481	137,258

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2005	31 December 2004	30 June 2005	31 December 2004
Outstanding balances and portion of other participants in joint venture				
IOT Joint Venture	113,339	141,005	-	-
I.C.C.T. Joint Venture	138,266	138,266	-	-
ITO Joint Venture	27,673	93,098	-	-
ITD - VIS Joint Venture	10,291	8,976	-	-
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	2,735	1,319	-	-
Others	1,718	8,706	-	-
Total	294,022	391,370	-	-
Trade accounts payable - related parties	1,305,614	1,399,042	1,087,275	1,118,037

12. SHORT-TERM LOANS AND ADVANCES FROM RELATED PARTIES

The outstanding balances as at 30 June 2005 and 31 December 2004 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2005	31 December 2004	30 June 2005	31 December 2004
Joint venture				
Joint Venture Evergreen – Italian-Thai – PEWC	-	-	684,817	660,983
Total	-	-	684,817	660,983
Related companies				
Obayashi Corporation	229,092	237,095	-	-
Nishimatsu Construction	469,979	-	-	-
Alcatel Cable France	39,196	39,196	-	-
Others	19	6,021	-	-
Total	738,286	282,312	-	-
Short-term loans and advances from related parties	738,286	282,312	684,817	660,983

Significant movements in the short-term loans and advances from related companies balances during the six-month period ended 30 June 2005 are as follows: -

(Unit: Thousand Baht)

	31 December 2004	During the period Increase	During the period Decrease	30 June 2005
Joint venture				
Joint Venture Evergreen – Italian-Thai – PEWC	660,983	23,834	-	684,817
Related companies				
Obayashi Corporation	237,095	-	(8,003)	229,092
Nishimatsu Construction	-	469,979	-	469,979

13. LONG-TERM LOANS

As at 30 June 2005 and 31 December 2004, the Company and its subsidiaries have outstanding long-term loans as follows: -

(Unit: Million Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 June 2005	31 December 2004	30 June 2005	31 December 2004
Long-term loans	2,316	3,510	1,835	3,086
Less: Current portion	(1,100)	(746)	(1,073)	(703)
Net of current portion	1,216	2,764	762	2,383

The loans were secured by the building and land of the Company and its subsidiaries with aggregate net book values of Baht 646 million as at 30 June 2005 (31 December 2004: Baht 917 million), as discussed in Note 9. Parts of long-term loans were secured by the pledge of parts of share certificates of investments in a related company and the deed of hypothecation of certain machinery located overseas.

The loans of the Company and its subsidiaries carry interest at the rate of MLR.

In addition, the loan agreement contains covenants relating to various matters such as the payment of dividend and limitations on the provision of loans.

14. SHARE CAPITAL

During the first quarter, the Company offered to sell ordinary shares. The details are as follows: -

Offer date	Number of shares	Offer price	Amount	Receipt date
		(Baht per share)	(Baht)	
17 January 2005	400,000,000	9.80	3,920,000,000	24 January 2005
8 February 2005	55,000,000	9.80	539,000,000	10 February 2005
	455,000,000		4,459,000,000	

The Company registered the increase capital with the Ministry of Commerce on 10 February 2005. In addition, the Company has recorded the expenses concerning the offering of its increased share capital of approximately Baht 95 million as deduction in "share premium".

On 20 April 2005, a resolution of an annual general meeting of the Company's shareholders authorised to decrease in the Company's registered share from Baht 4,593,678,180 to Baht 4,193,678,180. The Company registered in its registered share capital with the Ministry of Commerce on 3 May 2005.

15. RELATED PARTY TRANSACTIONS

During the periods, the Company had significant business transactions with its subsidiaries, joint ventures, associated and related companies which related by way of shareholding or common shareholders and/or common directors by using the pricing policy as follows: -

	Pricing policy
Construction service income which involves sourcing materials	Cost plus margin
Construction service income which does not involve sourcing materials	Cost or cost plus margin
Sale of equipment	Cost
Purchases of construction materials	Approximating market price
Purchases of construction services which involve sourcing materials	Cost plus margin
Purchases of construction services which do not involve sourcing materials	Mutual agree price
Interest on loans	Mutual agree rate

FOR THE COMPANY ONLY

(Unit: Million Baht)

	For the three-month periods ended 30 June		For the six-month periods ended 30 June	
	2005	2004	2005	2004
Transactions with subsidiaries and joint ventures				
Construction services and other income	1,359	919	3,234	1,721
Sale of equipment	4	-	8	-
Purchases of construction materials and services	144	137	262	219
Purchases of equipment	-	-	6	43
Transactions with associated companies				
Construction services and other income	15	2	24	4
Purchases of construction materials and services	22	25	40	40
Transactions with related companies				
Construction services and other income	467	72	686	134
Purchases of construction materials and services	202	187	381	364
Purchases of equipment	-	8	60	20

FOR CONSOLIDATED

(Unit: Million Baht)

	For the three-month periods ended 30 June		For the six-month periods ended 30 June	
	2005	2004	2005	2004
Transactions with associated companies				
Construction services and other income	18	4	29	8
Purchases of construction materials and services	28	35	57	58
Transactions with related companies				
Construction services and other income	1,166	626	2,439	1,151
Purchases of construction materials and services	329	254	590	478
Purchases of equipment	-	8	63	20

Furthermore, the Company also had significant transactions with its related companies in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheets.

As at 30 June 2005 and 31 December 2004 the Company had outstanding retentions of approximately Baht 403 million and USD 1.7 million (as at 30 June 2005: equivalent to Baht 474 million) with Bangkok Mass Transit System Public Company Limited, the company which operates the skytrain. This company is currently undergoing debt restructuring. The Company believes that retention will be returned to it in the amount stipulated in that company's debt restructuring plan.

16. COST OF CONSTRUCTION WORK

As at 30 June 2005, construction costs of the Company, its subsidiaries and its proportionate interests in joint ventures, after adjustment to reflect gains or losses recognised for current construction projects, amount to Baht 114,401 million (The Company only: Baht 70,300 million).

17. CORPORATE INCOME TAX

No corporate income tax was payable on the Company's net earnings for three-month and six-month periods ended 30 June 2005 and 2004 after adding back certain expenses which are disallowable for tax computation purposes and revenue which have not to include as income and deducting tax losses brought forward from previous years.

Corporate income tax for the branch in Taiwan has been calculated based on 25 percent of taxable profit.

Corporate income tax for the three-month and six-month periods ended 30 June 2005 and 2004 of its subsidiaries and joint ventures in Thailand have been calculated at the rate on the net earnings after adding back certain expenses which are not deductible for tax computation purposes and deducting the tax losses brought forward from previous years.

18. DIVIDEND PAID

Dividends of the Company which were declared in 2005 and 2004 consist of the following:

(Unit: Baht)

	Approved by	Number of share	Dividend per share	Total dividends
Final dividends on 2003 earnings	Annual General Meeting of the shareholders on 2 April 2004	373,867,818	0.50	186,933,909
Total for the period 2004				186,933,909

(Unit: Baht)

	Approved by	Number of share	Dividend per share	Total dividends
Final dividends on 2004 earnings	Annual General Meeting of the shareholders on 20 April 2005	4,193,678,180	0.07	293,557,473
Total for the period 2005				293,557,473

19. GUARANTEES

As at 30 June 2005 and 31 December 2004, there were outstanding guarantees of approximately Baht 22,225 million and Baht 17,344 million, respectively, issued by financial institutions on behalf of the Company, its subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses of the Company, its subsidiaries, and its joint ventures.

As at 30 June 2005 and 31 December 2004, there were guarantees of approximately Baht 8,417 million and 7,887 million, respectively, issued by the Company to financial institutions and its ventures to secure credit facilities granted by those financial institutions and venturers to subsidiaries, associated, related companies and joint ventures. The Company had issued guarantees in proportion to its shareholding (except for Italthai Trevi Co., Ltd. and Siam Concrete and Brick Products Co., Ltd., for which the Company issued full guarantees for the credit facilities).

20. COMMITMENTS

20.1 Under the Company's rehabilitation plan, which the Company has completed in 2002, the plan administrator, ITD Planner Company Limited, arranged for the establishment of a special purpose vehicle under Thai laws. This special purpose vehicle was established as a private company, with a registered share capital of Baht 0.1 million, consisting of 19,000 ordinary shares of Baht 5 each and 1,000 preferred shares of Baht 5 each. The plan administrator novated debt to the special purpose vehicle through allocation of these ordinary shares to the creditors in proportion to the amount of debt novated, while the preferred shares will be allocated to the Company's directors. These creditors comprise of unsecured financial creditors under the master rescheduling agreement, and debts to unsecured debentureholders amounting to Baht 3,604 million. The Company has

transferred its non-core assets to the special purpose vehicle in exchange for the special purpose vehicle taking on the debt obligations of the Company. It has to complete the sale of the non-core assets within 30 June 2007. Under the stipulations of the rehabilitation plan, there are no interest charges on the novated debt until 30 June 2007. If all of the non-core assets have been sold off by 30 June 2007, but not all debt has been settled, the special purpose vehicle will repay the outstanding portion of the novated debt in five equal installments, on 30 June and 30 December of each year, from 30 June 2008 to 30 June 2010, and interest will be charged on the remaining debt at MLR-3% per annum, commencing on 1 July 2007. Interest will be paid on the same dates as principal is repaid, from 30 June 2008, onwards. Under the facility agreement between the Company and the special purpose vehicle, the Company is obliged to extend loans to the special purpose vehicle in amounts equal to the principal and interest which has to be paid to the creditors in the manner discussed above. As at 30 June 2005, the outstanding balances of loans are at amount of Baht 2,078 million.

As the Company has obligations to provide loans to the special purpose vehicle discussed above, amounting to Baht 3,604 million, based on the principals of conservatism, Baht 229.6 million by which the transfer price under the rehabilitation plan exceeds the net book value of the non-core assets is not recognised as a gain in the earnings statement but is recorded as "Deferred gain from transfer of assets to special purpose vehicle" in the balance sheet.

20.2 As at 30 June 2005, the Company, its subsidiaries and its joint ventures had the outstanding commitment of NTD 3,396 million, JPY 2,291 million, Baht 5,828 million, USD 11 million, EUR 1.1 million, INR 2,597 million and PHP 6 million in respect of subcontracted work (31 December 2004: NTD 3,084 million, JPY 1,405 million, Baht 5,682 million, USD 0.7 million and EUR 1.4 million).

20.3 As at 30 June 2005 and 31 December 2004, the Company, its subsidiaries and its joint ventures had the following outstanding commitments as proportion of the Company in respect of purchases of materials, machinery and software and related services: -

(Unit: Million)

Currency	Consolidated		The Company Only	
	30 June 2005	31 December 2004	30 June 2005	31 December 2004
THB	198.8	797.6	-	193.5
EUR	2.3	1.6	0.7	0.2
JPY	38.5	58.3	-	19.8
USD	11.7	22.7	0.2	4.3
AUD	-	0.2	-	0.2
NTD	1.3	5.0	1.3	5.0
INR	4,226.0	39.0	-	39.0
PHP	6.8	-	6.8	-

20.4 As at 30 June 2005, the Company had outstanding commitment of USD 56 million in respect of uncalled portion of investments in a related company.

21. CONTINGENT LIABILITIES

Since 2000, certain customers of the Company have taken legal action against the Company for breach of service agreements, claiming compensation totaling approximately Baht 57 million (31 December 2004: Baht 55 million). The cases are currently pending for judgment from the civil courts. The management is of the opinion that such lawsuits are a normal part of business and some are brought without grounds, and believes that no material liabilities will be incurred as a result of the lawsuits discussed above. Therefore, no provision has been set aside in the accounts.

22. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, its subsidiaries and its joint ventures for the three-month and six-month periods ended 30 June 2005 and 2004 involve principally a single industry segment, construction services, and are conducted in the following geographical segments.

(Unit: Million Baht)

	Consolidated									
	For the three-month periods ended 30 June 2005 and 2004									
	Local		Overseas		Total		Elimination		Grand total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenues from construction services	6,692	6,351	3,177	600	9,869	6,951	(894)	(932)	8,975	6,019
Gross profit	350	378	110	212	460	590	-	-	460	590
Gain on exchange									23	11
Other income									210	96
Administrative expenses									(271)	(182)
Doubtful accounts									(36)	(12)
Share of loss from investments accounted for under equity method									(3)	(2)
Interest expenses									(134)	(79)
Corporate income tax									8	(75)
Minority interests									(5)	(6)
Net earnings for the period									252	341

(Unit: Million Baht)

	Consolidated									
	For the six-month periods ended 30 June 2005 and 2004									
	Local		Overseas		Total		Elimination		Grand total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenues from construction services	14,888	11,620	3,657	892	18,545	12,512	(1,993)	(1,803)	16,552	10,709
Gross profit	846	707	118	186	964	893	-	-	964	893
Gain (loss) on exchange									32	(37)
Other income									352	173
Administrative expenses									(491)	(319)
Reversal of (allowance for) doubtful accounts									(51)	55
Reversal of amount due to related party forgiveness - net									-	212
Loss on impairment of investment									-	(105)
Share of profit from investments accounted for under equity method									3	11
Interest expenses									(243)	(149)
Corporate income tax									(24)	(108)
Minority interests									(15)	(7)
Net earnings for the period									527	619

(Unit: Million Baht)

	As at 30 June 2005 and 31 December 2004									
	Local		Overseas		Total		Elimination		Grand total	
	30 June 2005	31 December 2004	30 June 2005	31 December 2004	30 June 2005	31 December 2004	30 June 2005	31 December 2004	30 June 2005	31 December 2004
Property, plant and equipment - net	12,054	10,481	1,319	809	13,373	11,290	94	101	13,467	11,391
Other assets	30,793	28,914	6,262	2,757	37,055	31,671	(7,982)	(6,983)	29,073	24,688
Total assets	42,847	39,395	7,581	3,566	50,428	42,961	(7,888)	(6,882)	42,540	36,079

23. FINANCIAL INSTRUMENTS

23.1 Financial risk management and policies

The Group (the Company, its subsidiaries and its joint ventures) is exposed to risks from changes in market interest rates and in currency exchange rates. The Group uses derivative instruments as it considers appropriate to manage such risks. The Group does not hold or issue derivative instruments for speculative or trading purposes.

23.2 Interest rate risk

The interest rate risk is the risk that future movements in market interest rates will affect the results of the Group's operations and its cash flows. The Group's exposure to interest rate risk relates primarily to its deposits with financial institutions, overdrafts and loans from financial institutions. It uses derivative financial instruments to hedge certain risk.

23.3 Foreign currency risk

The Group's exposure to foreign currency risk relates primarily to its receivables, payables and loans that are denominated in foreign currencies. The Company primarily utilises forward exchange contracts for accounts payable for spareparts with maturities of less than one year to hedge those financial liabilities.

Forward exchange contracts which remained outstanding on 30 June 2005 are summarised below: -

Currency	Million	Forward contract exchange rate
EUR (buy)	0.83	49.13 - 49.53

Below is the summary of the Group's foreign currency denominated assets and liabilities as at 30 June 2005 which were unhedged.

	CONSOLIDATED (Net)					
	EUR	USD	JPY	Kips	SGD	ITL
	million	million	million	million	Million	million
Trade accounts payable	0.2	0.2	2,518.7	-	0.8	-
Trade accounts payable - related parties	0.3	-	-	-	-	-
Advance received from customers under construction contract	-	-	324.5	-	-	-
Assets in foreign currencies	0.7	51.7	2,323.6	416.5	1.9	0.4
Retention payable	0.3	-	48.4	-	-	-

	THE COMPANY ONLY (Net)				
	EUR	USD	JPY	Kips	SGD
	million	million	Million	Million	Million
Hire purchases payable	-	-	2,414.9	-	-
Assets in foreign currencies	0.7	51.7	906.9	416.5	1.1

The Group will earn future revenues in foreign currencies in an amount of approximately USD 28 million, INR 5,703 million, PHP 540 million, NTD 5,122 million and JPY 3,019 million.

In addition, the Group is exposed to foreign currency risk with respect to its investments in its subsidiaries, joint ventures and associated companies in overseas which are not hedged against foreign currency risk.

23.4 Credit risk

The Group is exposed to credit risk primarily with respect to its trade accounts receivable which are state enterprises, government agencies and others. From its business with state enterprises and government agencies, the Group does not anticipate material losses from its debt collection. For its other customers, the Group's maximum exposure to credit risk is limited to the carrying amount of receivables less allowance for doubtful accounts.

24. RECLASSIFICATION

Certain amounts in the financial statements for the previous period, as presented herein for comparative purpose, have been reclassified to conform to the current period's classification, with no effect on previously reported net earnings or shareholders' equity.

25. APPROVAL OF INTERIM FINANCIAL STATEMENTS

These interim financial statements have been approved by the Company's directors.